UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

MTGE INVESTMENT CORP.

(Names of Subject Company)

MOUNTAIN MERGER SUB CORPORATION

(Offeror)

ANNALY CAPITAL MANAGEMENT, INC.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

55378A105

(CUSIP Number of Class of Securities)

Anthony Green, Esq.

Chief Legal Officer

Annaly Capital Management, Inc.

1211 Avenue of the Americas,

New York, New York 10036

(212) 696-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Adam O. Emmerich, Esq.

Ronald C. Chen, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 904,346,135	$112,591.09

*	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on the product of (i) $19.73, the average of the high and low sales prices per share of MTGE Investment Corp. common stock on May 14, 2018, as reported by Nasdaq, and (ii) 45,836,094, the number of shares of MTGE Investment Corp. common stock estimated to be outstanding at the time the offer and the merger are consummated.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0001245 multiplied by the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $56,552.34	Filing Party: Annaly Capital Management, Inc.
Form or Registration No.: Form S-4 333-224968	Date Filed: May 16, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Annaly Capital Management, Inc., a Maryland corporation (“Annaly”), and Mountain Merger Sub Corporation, a Maryland corporation and a wholly owned subsidiary of Annaly (“Offeror”). This Schedule TO relates to the offer (the “Offer”) by Annaly and Offeror to exchange for each outstanding share of common stock, $0.01 par value per share, of MTGE Investment Corp., a Maryland corporation (“MTGE”), at the election of the holder thereof: (a) $9.82 in cash and 0.9519 shares of Annaly common stock, par value $0.01 per share (“Annaly common stock”); (b) $19.65 in cash (the “all-cash consideration”); or (c) 1.9037 shares of Annaly common stock (the “all-stock consideration”), subject in each case to the election procedures and, in the case of elections to receive the all-cash consideration or the all-stock consideration, to the proration procedures described in the Prospectus (as defined below) and the related Letter of Election and Transmittal (as defined below).

Annaly has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 on May 16, 2018, relating to, among other things, the offer and sale of shares of Annaly common stock to be issued to holders of shares of MTGE common stock in the Offer (the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement (the “Prospectus”), and the related letter of election and transmittal (the “Letter of Election and Transmittal”), which are filed as Exhibit (a)(4) and (a)(1)(A), respectively, hereto. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus and the Letter of Election and Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by Annaly or Offeror, is hereby expressly incorporated into this Schedule TO by reference in response to items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of May 2, 2018, by and among Annaly, Offeror and MTGE (as may be amended from time to time, the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated into this Schedule TO by reference.

Item 1. Summary Term Sheet.

The information set forth in the sections of the Prospectus entitled “Summary” and “Questions and Answers About the Offer and the Merger” is incorporated into this Schedule TO by reference.

Item 2. Subject Company Information.

(a) The subject company and issuer of the securities subject to the Offer is MTGE Investment Corp., a Maryland corporation. Its principal executive office is located at 2 Bethesda Metro Center, 12th Floor, Bethesda, Maryland 20814 and its telephone number is (301) 968-9220.

(b) As of May 15, 2018, there were 45,797,687 shares of MTGE common stock issued and outstanding.

(c) The information concerning the principal market in which the shares of MTGE common stock are traded and certain high and low sales prices for the shares of MTGE common stock in that principal market is set forth in “Comparative Market Price and Dividend Matters” in the Prospectus and is incorporated into this Schedule TO by reference.

Item 3. Identity and Background of Filing Person.

(a), (b) The information set forth in the section of the Prospectus entitled “The Companies—Annaly” and “The Companies—Offeror” in the Prospectus is incorporated into this Schedule TO by reference.

(c) The information set forth in the section of the Prospectus entitled “Directors and Executive Officers of Annaly and the Offeror” in Annex C to the Prospectus is incorporated into this Schedule TO by reference.

Item 4. Terms of the Transaction.

(a) The information set forth in the Prospectus is incorporated into this Schedule TO by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections of the Prospectus entitled “The Companies,” “The Offer—Background of the Offer and the Merger,” “The Offer—Annaly’s Reasons for the Offer and the Merger,” “The Offer—MTGE’s Reasons for the Offer and the Merger; Recommendation of the MTGE Board of Directors,” “The Offer—Interests of Certain Persons in the Offer and the Merger,” “Merger Agreement,” “The Offer—Management Agreement Termination” and “The Offer—Certain Relationships with MTGE” is incorporated into this Schedule TO by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (c)(1), (c)(2-7) The information set forth in the Introduction and in the sections of the Prospectus entitled “The Offer—Background of the Offer and the Merger,” “The Offer—Annaly’s Reasons for the Offer and the Merger,” “The Offer—MTGE’s Reasons for the Offer and the Merger; Recommendation of the MTGE Board of Directors,” “The Offer—General,” “The Offer—Plans for MTGE,” “The Offer—Purpose of the Offer and the Merger; Dissenters’ Rights,” “The Offer—Management Agreement Termination” and “Merger Agreement” is incorporated into this Schedule TO by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b), (d) The information set forth in the section of the Prospectus entitled “The Offer—Source and Amount of Funds” is incorporated into this Schedule TO by reference.

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in the Introduction and in the sections of the Prospectus entitled “The Companies,” “The Offer—Background of the Offer and the Merger,” “The Offer—Annaly’s Reasons for the Offer and the Merger,” “Merger Agreement” and “The Offer—Certain Relationships with MTGE” is incorporated into this Schedule TO by reference.

(b) None.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in the sections of the Prospectus entitled “The Offer—Procedure for Tendering,” “The Offer—Exchange of Shares; Delivery of Cash and Annaly Shares” and “The Offer—Fees and Expenses” is incorporated into this Schedule TO by reference.

Item 10. Financial Statements.

(a) The information set forth in the sections of the Prospectus entitled “Selected Historical Consolidated Financial Data of Annaly,” “Selected Historical Consolidated Financial Data of MTGE,” and “Where to Obtain More Information” is incorporated into this Schedule TO by reference.

Item 11. Additional Information.

(a), (c) The information set forth in the Prospectus and the Letter of Election and Transmittal is incorporated into this Schedule TO by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Form of Letter of Election and Transmittal (incorporated by reference to Exhibit 99.2 to Annaly’s Registration Statement on Form S-4 filed on May 16, 2018 (the “Form S-4”))

(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Form S-4)

(a)(1)(C)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Form S-4)

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to the Form S-4)

(a)(5)(A)	Joint Press Release Issued by Annaly and MTGE, dated May 2, 2018 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Annaly on May 2, 2018)

(a)(5)(B)	Investor Presentation, dated May 2, 2018 (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Annaly on May 2, 2018)

(a)(5)(C)	Form of Summary Advertisement*

(d)(1)	Agreement and Plan of Merger by and among Annaly, Offeror and MTGE, dated as of May 2, 2018 (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Annaly on May 3, 2018)

*	Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2018

MOUNTAIN MERGER SUB CORPORATION

By:	/s/ ANTHONY GREEN
	Name:	Anthony Green
	Title:	Chairman of the Board of Directors, Chief Executive Officer and President

ANNALY CAPITAL MANAGEMENT, INC.

By:	/s/ ANTHONY GREEN
	Name:	Anthony Green
	Title:	Chief Legal Officer